Filed Pursuant to Rule 433
Registration No. 333-172513
May 17, 2011
PRICING TERM SHEET
3.550% Notes due 2021

Issuer:	Johnson & Johnson

Security:	3.550% Senior Unsecured Notes due 2021

Size:	$450,000,000

Maturity Date:	May 15, 2021

Coupon:	3.550%

Interest Payment Dates:	Paid semi-annually on May 15 and November 15, commencing November 15, 2011

Price to Public:	99.038%

Underwriting Discount:	0.450%

Benchmark Treasury:	3.125% due May 15, 2021

Benchmark Treasury Price and Yield:	100-02+, 3.116%

Spread to Benchmark Treasury:	55 bps

Yield:	3.666%

Optional Redemption:	Make-whole call at Treasury + 10 bps

Trade Date:	May 17, 2011

Expected Settlement Date:	May 20, 2011

CUSIP / ISIN:	478160AZ7 / US478160AZ78

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated RBS Securities Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Goldman, Sachs & Co.

Senior Co-Managers:	BNP Paribas Securities Corp. HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. The Williams Capital Group, L.P.

Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A. RBC Capital Markets, LLC Santander Investment Securities Inc.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or RBS Securities Inc. toll-free at 866-884-2071.